Simpson Thacher & Bartlett LLP

900 G STREET, NW WASHINGTON, D.C. 20001
TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502
Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

March 7, 2023

VIA EDGAR

Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	ClearBridge Energy Midstream Opportunity Fund (the “Fund”)

File No. 811-22546

Dear Ms. Rossotto:

On behalf of ClearBridge Energy Midstream Opportunity Fund (the “Fund”), we transmit for filing the Fund’s responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 3, 2023 and March 7, 2023 relating to the above-referenced preliminary proxy statement on Form PRE 14A originally filed with the Commission on February 22, 2023, pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the preliminary proxy statement. All capitalized terms used but not defined in this letter have the meanings given to them in the preliminary proxy statement. Underlined text in the revised disclosure set forth in certain responses is used for illustrative purposes only and would not be underlined in the definitive proxy statement.

General

1.	Please ensure that when the definitive proxy statement is filed, it is marked as a “DEFC14A” on EDGAR since this is a contested election.

The Fund will file the definitive proxy statement as a DEFC14A.

Securities and Exchange Commission	March 7, 2023

2.	Please disclose the meeting location and time.

The Fund will disclose the meeting location and time in the definitive proxy statement.

3.	In the stockholder letter, please clarify that vote abstentions will not be counted as votes in favor of the proposals.

The Fund will revise this disclosure in the notice as follows (changes are underlined for purposes of identifying the changes):

“If you specify a vote on a Proposal, but not all Proposals, your proxy will be voted as specified on such Proposal (either FOR, AGAINST or ABSTAIN as directed by you on your proxy card) and, on the Proposal for which no vote is specified, your proxy will be voted FOR such Proposal. For Proposal No. 1, abstentions have the same effect as votes “AGAINST” the election of that Director. For Proposal No. 2, abstentions will have no effect on the outcome of the ratification of the auditor.”

4.

Throughout the proxy statement, regarding Proposal 1, please make it clear who the common stockholders are voting for vs. who the preferred stockholders are voting for. Consider if the common stockholders vote and the preferred stockholders vote should be separate proposals.

In response to the Staff’s comment, the Fund will revise the description of Proposal No. 1 in its proxy statement and the related notice as follows:

A proposal to elect to the Fund’s Board of Directors (the “Board”) the nominee(s) named in the accompanying proxy statement as a Class III Director.

In addition, the Fund will add the following disclosure in the relevant portions of its proxy statement:

The holders of Common Stock and Preferred Stock, voting together as a single class, have the right to vote on the re-election of Robert D. Agdern as a Class III Director.

The holders of Preferred Stock, voting as a single class, have the right to vote on the re-election of Eileen A. Kamerick as a Class III Director.

Similar disclosure will also be reflected in the definitive proxy statements for the other funds advised by Legg Mason Partners Fund Advisor, LLC and sub-advised by ClearBridge Investments, LLC who also filed their preliminary proxy statements on February 22, 2023.

5.	Since the Dissident Hedge Fund is only nominating one individual for election, please update the proxy so that only a singular Dissident Hedge Fund Individual is referenced.

The Fund will make the requested changes in the definitive proxy statement.

Securities and Exchange Commission	March 7, 2023

6.

When discussing Fund performance, the proxy statement states that “the Fund has delivered on its mandate to provide long-term investors a high level of total return with an emphasis on cash distributions… .” Given the emphasis on income in the disclosure, please confirm whether this statement is accurate.

The Fund confirms this statement is accurate. There are a number of references throughout the proxy statement to the Fund’s level of distributions (and increases to such levels) because the Fund’s investment objective provides that it will emphasize cash distributions as part of its objective. The Fund also has confirmed to us that it believes it has provided long-term investors a high level of total return with an emphasis on cash distributions.

7.

The proxy statement states that the Fund has “[o]utperformed the average of other energy master limited partnership (“MLP”) closed-end funds as selected by Lipper, an independent nationally recognized provider of investment company information, over the past two years.” Please clarify the meaning of “outperformed” and “average” in this assertion. Why was the two-year time period used?

The Fund confirms that the “average” performance of the funds in its peer group was calculated using the standard average performance of all funds in its Lipper peer group with equal weighting to all such funds. The Fund will also include this explanation for “average” performance in the definitive proxy statement. The two-year period was chosen to show how the Fund has recently performed following the turbulence in the oil and gas markets that occurred at the onset of COVID-19 in 2020. The Fund’s 1-year, 3-year, 5-year and 10-year performance is also disclosed in the proxy statement.

8.	Are the Fund’s investment policies and objectives sufficiently similar to other MLP closed-end funds in the Lipper peer group for performance data comparisons?

The Fund confirms that its investment policies and objectives are sufficiently similar to other MLP closed-end funds in its Lipper peer group.

9.

The Staff notes that if the chairman of the meeting needs proxy authority to adjourn the meeting, there must be a separate proposal listed in the proxy statement related to a shareholder vote for adjournment.

In accordance with the Article II, Section 7 of the Fund’s Bylaws, the Fund’s chairman can adjourn the meeting without a vote from the stockholders. As a result, a separate proposal to adjourn the meeting is not included in the proxy statement.

10.

In the proxy statement, please describe in plain English who the common stockholders are voting for, who the preferred stockholders are voting for, why the vote is being held and the manner in which both the common and preferred stockholders can vote their shares.

See the Fund’s response to Comment 4. The Fund will make the requested throughout the definitive proxy statement.

11.	Please disclose in the proxy statement that votes on each Proposal are not dependent on one another.

Securities and Exchange Commission	March 7, 2023

In response to the Staff’s comment, the Fund will add the following disclosure to the definitive proxy statement:

A stockholder vote may be taken on any Proposal prior to an adjournment of the Meeting if a quorum is present and there are sufficient votes for approval of such Proposal. A vote for any one Proposal does not impact the vote for any other Proposal at the Meeting.

12.	Please disclose in the proxy statement the process on which stockholder votes can be revoked.

The Fund respectfully submits that the following disclosure is included in the proxy statement, and will be copied to other sections of the definitive proxy statement:

Stockholders who execute proxies may revoke them at any time before they are voted by filing with the Fund a written notice of revocation, by delivering a duly executed proxy bearing a later date or by attending the Meeting and voting in person.

13.

On page 4 of the proxy statement, the total returns charts include date from Alerian MLP Index and from the Fund’s Lipper peer group average. However, other performance discussions only reference the Lipper peer group average. Please explain the reasoning for highlighting performance data against the Lipper peer group average instead of the Alerian MLP Index, the Fund’s benchmark. Please also confirm supplementally if the Fund has historically used this benchmark as a comparison and over what period of time have they used this benchmark.

Instruction 4(g) of Item 24 of Form N-2 requires a registered closed-end fund such as the Fund to reference the performance of an appropriate broad-based securities market index in Management’s Discussion of Fund Performance. As a result, the Fund’s shareholder reports have discussed its performance relative to the Alerian MLP Index, among other relevant information. However, unlike the Fund, the Alerian MLP Index is unlevered and excludes midstream issuers that are taxed as C-corporations, as opposed to being taxed as master limited partnerships. While at the time of the Fund’s initial public offering the midstream issuer market was predominantly populated by issuers taxed as master limited partnerships, as U.S. tax law changed in the ensuing years many midstream issuers converted to being taxed as C-corporations instead of master limited partnerships (consequently, on November 16, 2018 the Fund amended its charter to remove the word “MLP” from its name). Reflecting the change in the midstream issuer environment, today approximately one-third of the Fund’s portfolio is invested in midstream issuers that are taxed as C-corporations and therefore are excluded from the Alerian MLP Index. This fact, combined with the unlevered nature of the Alerian MLP Index, makes the MLP index less correlated as a comparison point to the Fund. Nonetheless, the Fund is aware of no other broad-based securities market index that is a closer comparison point for the Fund’s performance, which is why the Fund has continued to use the Alerian MLP Index as its benchmark. As a result, while the Fund discloses the performance of the Alerian

Securities and Exchange Commission	March 7, 2023

MLP Index in its proxy statement, the Fund refers more prominently to its performance compared to its Lipper peers.

14.	Please disclose in the proxy statement the discount as of a recent date.

The Fund will disclose its discount as of a recent date in the definitive proxy statement.

15.

Please supplementally confirm the impact of the Dissident Hedge Fund Individual on the Board’s gender diversity efforts. Please explain the relevance of the gender diversity argument since diversity will not change whether Mr. Agdern or the Dissident Hedge Fund Individual is elected.

The Fund has intentionally made an effort to create a gender diverse Board, believing that it is in the best interest of the Fund and its stockholders. These efforts have led to a majority of the Board members being female, including the Board Chair, Lead Independent Director, Audit Committee Chair and Pricing and Valuation Committee Chair. Mr. Agdern has been an advocate for these efforts to ensure gender diversity for the Fund’s Board.

In response to the Staff’s comment, the Fund will remove the following sentence from the definitive proxy statement:

“In contrast, the Dissident Hedge Fund Individuals are all male and a vote for the Dissident Hedge Fund Individuals will reduce the gender diversity of the Board.”

16.

Please review and consider the accuracy of stating in the proxy statement that the managers of the Dissident Hedge Fund do not owe a fiduciary duty to the Fund’s stockholders. Please consider if this statement is misleading to stockholders since their nominee would owe a fiduciary duty to the Fund’s stockholders if elected as a director.

In response to the Staff’s comment, the Fund will revise this disclosure in its proxy statement as follows:

~~Are the Managers of~~ Is the Dissident Hedge Fund a fiduciary to the Fund and its stockholders?

No. The investment adviser ~~managers~~ of the Dissident Hedge Fund, seeking to enhance the returns of its clients, owes a duty only to its own investors, not to the Fund or its stockholders. If the Dissident Hedge Fund Individual is elected as a Director of the Fund, as a portfolio manager of the Dissident Hedge Fund, he would have a conflict between his fiduciary duty to the Fund and its stockholders, on the one hand, and his responsibilities to the Dissident Hedge Fund, on the other hand ~~The Dissident Hedge Fund’s investment objectives do not align with the Fund’s investment objectives~~. The Dissident Hedge Fund routinely seeks to cause closed-end funds to engage in corporate actions, all of which can result in adverse consequences for long-term investors, including decreases in fund distributions (i.e., stockholder income).

Securities and Exchange Commission	March 7, 2023

17.

Please include disclosure in the proxy statement that states that if a stockholder is holding shares in name, the stockholder should contact its bank or brokerage if the stockholder would like to attend the meeting in person.

The Fund respectfully submits that the following disclosure is included in the proxy statement:

If you are a beneficial owner and hold your shares at a bank, brokerage or other nominee and you wish to vote in person, you must provide a legal proxy from your bank, brokerage firm or other nominee at the meeting.

In addition, the Fund will add the following disclosure in response to the Staff’s comment:

Beneficial owners who hold their shares at a bank, brokerage or other nominee should contact such nominee directly to receive a legal proxy for the meeting.

18.	Please add the total cost of the proxy solicitation that is being borne by the Fund.

Item 4(a) of Schedule 14A requires the Fund to state the cost or anticipated cost of soliciting security holders. In response to the Staff’s comment, the Fund will clarify that it anticipates paying Georgeson up to $315,000 for its proxy solicitation and advisory services in connection with the solicitation and anticipates incurring approximately $285,163 in printing and mailing costs in connection with the proxy solicitation.

19.	Please disclose in the proxy statement what happens if neither Board nominee receives the requisite votes to be elected as a Director of the Fund.

In response to the Staff’s comment, the Fund will revise this disclosure in its proxy statement as follows:

If any incumbent Board Nominee fails to receive the required vote to be elected at the Meeting, the incumbent Board Nominee will remain a “holdover” director until he or she has received the requisite vote for re-election or until his or her successor is elected and qualified.

20.

On page 12 of the proxy statement, it states that the Fund has generated competitive performance, both in absolute terms and relative to its broad-based Lipper peer group and benchmark index.” The total returns table earlier in the proxy statement indicates the Fund has not outperformed its benchmark index. Please address these inconsistencies.

The Fund has removed “and benchmark index” from the above sentence in the definitive proxy statement.

Securities and Exchange Commission	March 7, 2023

21.

Please clarify the sentence stating that the Dissident Hedge Fund “routinely seeks to takeover funds and cause closed-end funds to engage in tender offers, liquidations or conversions to open-end funds, all of which can result in adverse consequences for long-term investors….”

In response to the Staff’s comment, the Fund will revise this disclosure in its proxy statement to provide:

If the Dissident Hedge Fund Individual is elected, the Dissident Hedge Fund may seek to implement one or more of these actions for the Fund.

22.	In the Directors’ table, please add “During the Past 5 Years” to the “Other Directorships Held by Director” column.

The Fund will make the requested change in the definitive proxy statement.

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Please do not hesitate to call me at (202) 636-5806 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	George Hoyt, Franklin Templeton

David W. Blass, Simpson Thacher & Bartlett LLP

Debbie Sutter, Simpson Thacher & Bartlett LLP